SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Preliminary reconciliation of France Telecom 2004 Consolidated Financial Statements prepared under French GAAP to IFRS.

Transition to IFRS

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

Preliminary IFRS Consolidated Income Statement	4

Preliminary IFRS Consolidated Balance Sheet	5

Preliminary IFRS Consolidated Statement of Changes in Equity	6

Note 1– Background	5

Note 2 – Effects of the first-time adoption of IFRS	9

Note 3 – Summary of significant accounting policies	29

Note 4 – Additional pro forma information	43

FRANCE TELECOM

PRELIMINARY CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for per share data)

Year ended 31 December 2004
Net revenues	46,158
External purchases	(17,870)
Other operating income and expense	(1,515)
Wages and employee benefits expenses	(8,850)

Gross operating margin	17,923

– Employee profit-sharing	(280)
– Share-based compensation	(399)
Depreciation and amortisation	(7,990)
Impairment of goodwill	(534)
Impairment of non-current assets	(179)
Gains (losses) on disposal of assets	922
Restructuring costs	(181)
Share of profits (losses) of associates	30

Operating income	9,312

Interest expense	(3,621)
Foreign exchange gains (losses)	144
Discounting	(148)

Finance costs, net	(3,625)

Income tax	(2,477)

Net income	3,210

Attributable to:
– Equity holders of France Télécom SA	3,017
– Minority interests	193
Earnings per share (in euros)
Attributable to equity holders of France Télécom SA
– Basic earnings per share	1.23
– Diluted earnings per share	1.22

FRANCE TELECOM

PRELIMINARY CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	At 1 January 2004	At 31 December 2004
ASSETS
Goodwill	26,537	27,589
Intangible assets	15,865	14,851
Property, plant and equipment	28,972	27,283
Interests in associates and investments held for sale	607	370
Assets available for sale	727	615
Other financial and non-current assets	4,829	4,285
Deferred tax assets	11,151	9,469

Total non-current assets	88,688	84,462

Inventories	658	644
Trade receivables	6,960	6,589
Other receivables	2,043	2,695
Current tax assets	65	88
Prepaid expenses and other current assets	768	750
Other financial and current assets	2,189	312
Cash and cash equivalents	3,370	3,153

Total current assets	16,053	14,231

TOTAL ASSETS	104,741	98,693

EQUITY AND LIABILITIES
Share capital	9,609	9,869
Additional paid-in capital	15,333	12,675
Retained earnings (deficit)	(15,303)	(11,673)
Net income (loss) for the year	0	3,017
Foreign currency translation adjustment		563

Equity attributable to equity holders of France Telecom SA	9,639	14,451

Minority interest	4,356	3,232

Total equity	13,995	17,683

Exchangeable or convertible bonds	39,360	34,222
Financial long term debt	9,643	8,571
Provision for employee benefit costs	3,125	3,260
Provisions	1,066	617
Other non-current liabilities	1,506	1,374
Deferred tax liabilities	1,997	1,978

Total non-current liabilities	56,697	50,022

Current portion of long-term debt	9,116	7,443
Bank overdrafts and other short-term borrowings	5,268	4,037
Accrued interest payable	1,314	1,172
Provisions	1,272	1,041
Trade payables	7,344	7,757
Employee liabilities	3,268	2,884
Other payables	1,378	1,869
Other current liabilities	1,396	784
Current tax payable	398	431
Deferred income	3,295	3,570

Total current liabilities	34,049	30,988

TOTAL EQUITY AND LIABILITIES	104,741	98,693

FRANCE TELECOM

PRELIMINARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

	Attributable to equity holders of France Telecom SA						Minority interests	Total equity
	Share capital	Additional paid in capital	Income (expense) recognised directly in equity	Retained earnings (deficit)	Foreign currency translation adjustments	Total
Balance at 1 January 2004	9,609	15,333	(47)	(15,256)		9,639	4,356	13,995

Unrealised foreign exchange gain or loss					548	548	254	802
Gains (losses) on cash flow hedges taken to equity			(9)			(9)	8	(1)
Gain or loss on financial assets available for sale			(9)			(9)	(2)	(11)
Tax on items taken directly to equity			(15)			(15)	(1)	(16)
Total income and expense recognised in equity	0	0	(33)		548	515	259	774
Net Income for the year				3,017		3,017	193	3,210

Total recognised income and expense for the year	0	0	(33)	3,017	548	3,532	452	3,984

Appropriation of France Telecom SA profit		(3,116)		3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	259	1,085				1,344	(1,220)	124
Commitments to purchase minority interests				308		308	197	505
Dividends		(617)				(617)	(107)	(724)
Equity share options issued				40		40	19	59
Other movements	1	(10)		199	15	205	(465)	(260)

Balance at 31 December 2004	9,869	12,675	(80)	(8,576)	563	14,451	3,232	17,683

NOTE 1 – BACKGROUND

1.1   Preparation of 2004 consolidated financial information on the conversion to IFRS

In accordance with European regulation 1606/2002 dated 19 July 2002, the 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs).

The first published IFRS financial statements will concern the 2005 fiscal year and will include comparative figures for 2004 prepared using the same basis of preparation.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information has been prepared on the main effects of the transition to IFRS on:

•	The opening IFRS balance sheet at the transition date (1 January 2004), in which the final IFRS transition adjustments determined at the time of publication of the 2005 consolidated financial statements will be recorded in equity.

•	Equity at 31 December 2004 and profit or loss for the period.

The estimated impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at 31 December 2005. As explained in Note 3, the preliminary comparative 2004 financial information has been prepared on the basis of:

•	IASs/IFRSs and related interpretations whose application will be compulsory at 31 December 2005, based on current information.

•	IASs/IFRSs and related interpretations whose application will be compulsory after 31 December 2005 and for which the Group has opted for earlier application.

•	The outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable to the 2005 IFRS consolidated financial statements.

•	The options and exemptions that the Group expects to apply for the preparation of the 2005 IFRS financial statements.

Due to the above, the preliminary opening balance sheet may not correspond exactly to the opening balance sheet that will be used to prepare the 2005 IFRS consolidated financial statements.

This information was reviewed by the Board of Directors on 13 April 2005.

1.2 Organization of the conversion project

The Group launched the IFRS conversion project in July 2003. The various phases of the project consisted of identifying and dealing with the main differences in accounting methods at 31 December 2004, and preparing the preliminary opening IFRS balance sheet at 1 January 2004 as well as the adjustments to the 2004 monthly financial flows.

The project forms part of a broader programme to enhance management reporting, deploy a new consolidation tool and a new chart of accounts throughout the Group. To ensure that accounting policies are defined and implemented consistently throughout the Group, the IFRS conversion project is being led by a corporate team that is responsible for managing the project plans at both Group and sub-group levels.

The main committees responsible for ensuring the success of the project and track progress are as follows:

-	A Programme Steering Committee comprised of the main players in the Group and the sub-groups.

-	A Technical Committee responsible for validating IFRS technical issues and options up front, comprised of the main players in the Group and the sub-groups and the external auditors.

-	A Programme Strategy Committee responsible for the IFRS conversion project, the new consolidation system and the new management reporting system, comprised of the Executive Directors and Finance Management.

-	The Audit Committee, which is responsible for examining all accounting options selected by the Group.

NOTE 2 – EFFECTS OF THE FIRST-TIME ADOPTION OF IFRS

This note describes the principles applied to prepare the preliminary opening IFRS balance sheet at 1 January 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the preliminary 2004 opening and closing balance sheets and 2004 profit or loss.

Preliminary financial information for 2004 on the transition to IFRS has been prepared in accordance with IFRS 1 – First-time Adoption of IFRS and the IFRSs applicable at 31 December 2005, as published by the IASB as of 31 December 2004. In particular, it has been prepared in accordance with:

•	IAS 39 – Financial Instruments: Recognition and Measurement and IAS 32 – Financial Instruments: Disclosure and Presentation. The Group has elected to apply these two standards effective from 1 January 2004 in order to improve the comparability of the 2004 and 2005 IFRS financial statements. The Group is not concerned by the provisions of IAS 39 that have not been endorsed by the European Commission.

•	IFRS 5 – Non-Current Assets Held For Sale And Discontinued Operations

The Group has also opted for early adoption of IFRIC 4 – Determining Whether An Arrangement Contains A Lease . Adoption of this interpretation is compulsory for annual periods beginning on or after 1 January 2006 but early application is permitted. Although it has not yet been endorsed by the European Commission, the European Financial Reporting Advisory Group (EFRAG) has recommended that it be endorsed.

At this stage, the Group has elected not to adopt in advance the amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures. The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 3 – Emission Rights.

2.1 Accounting options selected and positions taken by France Télécom

2.1.1 Accounting options selected by France Télécom for the preparation of the preliminary opening IFRS balance sheet at the transition date (1 January 2004)

IFRS 1 – First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS. The Group has opted to apply the following options and exemptions provided for in IFRS 1:

Business combinations

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred before 1 January 2004.

IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other IFRSs specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment (see below).

Cumulative translation differences

Cumulative translation differences for all foreign operations have been transferred to retained earnings at 1 January 2004. This adjustment has no impact on opening shareholders’ equity at that date. In the opening IFRS balance sheet at 1 January 2004, the cumulative translation adjustment is therefore equal to zero. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include later translation differences.

Cumulative actuarial gains and losses on pension and other post-employment benefit plans

Cumulative unrecognised actuarial gains and losses on pension and other post-employment benefit plans at 1 January 2004 have been recognised in shareholders’ equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. This treatment was also applied in the 2004 French GAAP consolidated financial statements.

Measurement of certain items of property, plant and equipment and intangible assets at fair value

In the opening IFRS balance sheet at 1 January 2004, the Group has opted to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for:

-	Certain properties held by TP Group, which have been measured at fair value.

-	Certain items of property, plant and equipment held by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996. These fair values, determined at 31 December 1996, were used as the assets’ deemed cost at that date.

Stock options and other share-based payments

The Group has opted to apply IFRS 2 – Share-based Payment retrospectively to equity-settled and cash-settled plans. Consequently, IFRS 2 has been applied to all share-based plans, including those implemented prior to 7 November 2002.

2.1.2 Positions taken by France Télécom on issues that are still being analysed by the IFRIC or the French standard-setter (CNC)

In the absence of standards or interpretations applicable to the transactions described below, management has used its judgment to define and apply the most appropriate accounting methods. For important issues, the Group referred the matter to the international accounting standard-setters. The Group’s judgement-based interpretations are as follows:

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognising in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IASs or IFRSs and the Group has therefore referred the issue to the International Financial Reporting Interpretations Committee (IFRC) for consideration, in order to clarify the relevant accounting treatment. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Goodwill recognised on acquisitions of minority interests in 2003 and 2004 amounted to €3,039 million for Orange and €1,276 million for Wanadoo.

Commitments to purchase minority interests (put options)

As explained in Note 3.18, commitments to purchase minority interests and put options granted to minority shareholders are currently recognised as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Télécom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the International Financial Reporting Interpretations Committee (IFRC) for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €983 million at 1 January 2004 and €547 million at 31 December 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €661 million at 1 January 2004 and €422 million at 31 December 2004.

Loyalty programmes

IFRSs do not specifically address the accounting treatment of loyalty programmes and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated 13 October 2004. Two types of loyalty programme exist within the Group, with and without a contract renewal obligation. For both types of programme, the Group defers part of the invoiced revenue over the customer rights acquisition period based on the fair value of these obligations.

The French standard setter (CNC) are currently examining the accounting treatment of these programmes under IFRS, under the aegis of IFRIC.

The liability recognised for these programmes amounts to €297 million at 1 January 2004 and €383 million at 31 December 2004.

Discount on shares granted to employees

As explained in Note 3.21 – Share-based payments, the Group considers that the grant date for the discount on shares granted to employees corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC press release dated 21 December 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

According to generally accepted practice under US GAAP (SFAS 123) which is similar to the treatment of share-based payments under IFRS 2, the fair value is measured at the end of the subscription period.

If the fair value of share grants made in connection with employee rights issues was valued at the end of the subscription period, the expense recognised in 2004 would be increased by €177 million, without any tax effect.

2.2 Effects on 2004 equity and net income

Reconciliation of French GAAP to IFRS: Statement of Changes in Equity

	Opening equity			Closing equity			2004 Income
(in millions of euros)	Attributable to equity holders of France Télécom SA	Minority interest	Total	Attributable to equity holders of France Télécom SA	Minority interest	Total	Attributable to equity holders of France Télécom SA	Minority interest	Total	Note
French GAAP (2003 published financial statements)	12.026	5.966	17.992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programmes)	(62)	(519)	(581)							2.6.1
Employee benefits (Group including France Télécom SA)	(502)	0	(502)							2.6.2
Deferred taxes on employee benefits	177	0	177							2.6.2
Impact of loyalty programmes	(297)	0	(297)							2.6.3
Deferred taxes on impact of loyalty programmes	102	0	102							2.6.3

French GAAP at 31 December 2003, adjusted for the effects of changes of method adopted in 2004	11.444	5.447	16.891	15.681	4.052	19.733	2.784	218	3.002

Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	2.6.20
Subscriber base amortisation	(1.952)	(517)	(2.469)	(2.472)	(628)	(3.100)	(476)	(106)	(582)	2.6.7
Impairment of goodwill	0	0	0	1.725	18	1.743	1.755	18	1.773	2.6.9
Adjustment of hybrid instruments: TDIRA (excluding effect of amortised cost method)	1.267	0	1.267	1.236	0	1.236	0	0	0	2.6.6
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	2.6.6
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	2.6.17
Revenue recognition	(1.002)	(50)	(1.052)	(1.056)	(49)	(1.105)	(49)	8	(41)	2.6.8
Minority shareholder put options	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	2.6.4
France Telecom SA tax loss carryback credits, 2000 and 2001	275	0	275	198	0	198	(77)	0	(77)	2.6.5
Equity compensation	0	0	0	(282)	-2	(284)	(321)	(21)	(342)	2.6.16
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	2.6.13
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	2.6.14
Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	2.6.15
Cancellation of capitalised interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	2.6.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	2.6.12
Capitalisation of development costs	122	6	128	142	0	142	25	0	25	2.6.11
Other adjustments	(40)	(13)	(53)	20	9	29	(12)	4	(8)
Deferred tax liability on tax loss carryback credits	(98)	0	(98)	(70)	0	(70)	28		28	2.6.10
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	2.6.12
Deferred tax liability on trade marks	(1.248)	(65)	(1.313)	(1.236)	(49)	(1.285)	8	7	15	2.6.10
Cancellation of discounting adjustment to deferred tax assets	1.759	0	1.759	998	0	998	(776)	0	(776)	2.6.10
Deferred tax liability on hybrid instruments (TDIRA and OCEANE, excluding effect of amortised cost method)	(450)	0	(450)	(457)	0	(457)	15	0	15	2.6.10
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	2.6.10
Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	2.6.10
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	2.6.10

IFRS	9.639	4.356	13.995	14.451	3.232	17.683	3.017	193	3.210

2.3	Effects on 2004 net income

Reconciliation of French GAAP to IFRS : Income Statement

(in millions of euros)	Published 2004 French GAAP accounts	IFRS	Differences	o/w effect of proportional consolidation of affiliates in Senegal	o/w other IFRS adjustments
	2004	2004
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income and expense	(1,405)	(1,515)	(110)	7	(117)
Wages & employee benefits expenses	(8,874)	(8,850)	24	24	0

Operating income before depreciation and amortisation of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)

Employee profit-sharing		(280)	(280)		(280)
Share based compensation		(399)	(399)		(399)
Depreciation and amortisation	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30
Impairment of goodwill on associates		—			—

Operating Income	10,824	9,312	(1,512)	(106)	(1,406)

Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting	(148)	(148)	0		0

Finance costs, net	(3,365)	(3,625)	(260)	3	(263)

Equity in net income (loss) of affiliates	4	—	(4)
Other non-operating income (expense), net	113	—	(113)
Employee profit-sharing	(269)	—	269
Goodwill amortisation	(1,788)	—	1,788
Exceptional goodwill amortisation	(519)	—	519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)

Net Income	3,002	3,210	208	(73)	281

Attributable to:
— Equity holders of France Télécom SA	2,784	3,017	233		233
— Minority interests	218	193	(25)	(73)	48

Earnings per share
Attributable to equity holders of France Telecom SA
— Basic	1.14	1.23	0.09		0.09
— Diluted	1.12	1.22	0.10		0.10

2.4 Effects on the opening balance sheet at 1 January 2004

French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications**	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0	0	26,537		Goodwill, net
Intangible assets, net	16,554		1,685	(2,374)	15,865		Other intangible assets, net
			1,896	(2,469)		2.6.7
			(211)	114		2.6.11
				(19)
Property, plant and equipment, net	30,635		(1,713)	50	28,972		Property, plant and equipment, net
			(1,896)	293		2.6.12
			183	(149)		2.6.12
				14		2.6.11
				(108)
Investments accounted for under the equity method	205		462	(60)	607		Interests in associates and assets held for sale
Non-consolidated investments	1,045		(460)	142	727	2.6.13	Assets available-for-sale
Other long-term assets, net	3,171	(1,718)		3,376	4,829		Other financial and non-current assets
				1,706		2.6.5
				1,253		2.6.18
				436		2.6.14
				(19)
Deferred income taxes, net (long-term)	7,927	279	1,429	1,516	11,151		Deferred tax assets, net
				1,759		2.6.10
				346		2.6.10
				(450)		2.6.10
				(98)		2.6.10
				(41)

Total long-term assets	85,375	(740)	1,403	2,650	88,688		Total non-current assets

Inventories, net	516		122	20	658		Inventories, net
Trade accounts receivable, less provisions	3,819	3,143	0	(2)	6,960		Trade receivables, net
Deferred income taxes, net	1,429		(1,429)	(0)	0
Prepaid expenses and other current assets	3,470		(3,455)	(15)
			2,131	(88)	2,043		Other receivables
			65		65		Current tax assets
			1,103	(335)	768		Prepaid expenses and other current assets
			1,101	(265)
			2	(70)
Marketable securities	1,874		156	159	2,189		Other financial and current assets
			158	146		2.6.14
			(2)	13
Cash and cash equivalents	3,350	41		(21)	3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)	(282)	16,053		Total current assets

Total assets	99,833	2,444	96	2,368	104,741		Total assets

*	The changes of method under French GAAP are described in note 2.6.1

**The	main reclassifications are described in note 2.6.19

French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications**	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,609				9,609		Share capital
Additional paid-in capital	15,333				15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)	(15,303)		Retained earnings (deficit)
Foreign currency translation adjustment	(6,883)		6,883		0		Foreign currency translation adjustment

Shareholders’ equity	12,026	(582)	0	(1,805)	9,639		Equity attributable to equity holders of France Télécom SA

Minority interests	5,966	(519)		(1,091)	4,356		Minority interests

Shareholders’ equity including minority interests	17,992	(1,101)	0	(2,896)	13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)	0
Bonds	36,356			3,004	39,360		Exchangeable or convertible bonds
				4,031		2.6.6
				(1,152)		2.6.14
				125
Other long- and medium-term debt less current portion	2,408	2,155	122	4,958	9,643		Financial long term debt
				1,431		2.6.5
				983		2.6.4
				1,162		2.6.18
				1,352		2.6.14
				30
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			3,040	85	3,125		Provision for employee benefit costs
			1,139	(73)	1,066		Provisions
			1,563	(57)	1,506		Other non-current liabilities
			467	1,530	1,997		Deferred tax liabilities
				1,312		2.6.10
				206		2.6.10
				56		2.6.12
				(44)

Total long-term liabilities	44,750	889	1,619	9,439	56,697		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		5	54	9,116		Current portion of long-term debt
			5	86		2.6.18
				(32)		2.6.14
Bank overdrafts and other short-term borrowings	1,570	1,462	2,077	159	5,268		Bank overdrafts and other short-term borrowings
				285		2.6.14
				(126)
	0		1,324	(10)	1,314		Accrued interest payable
			1,299	(27)	1,272		Provisions
Trade accounts payable	7,368			(24)	7,344		Trade payables
	0		3,250	18	3,268		Employee liabilities
Accrued expenses and other payables	9,040	897	(9,900)	(37)	0
Other current liabilities	1,378		(1,361)	(17)
			1,378	0	1,378		Other payables
			1,480	(84)	1,396		Other current liabilities
	0		406	(8)	398		Current tax payable
Deferred income taxes, net	234		(236)	2	0
Deferred income	3,165	297	(1,245)	1,078	3,295		Deferred income
				1,052		2.6.8
				26

Total current liabilities	31,812	2,656	(1,523)	1,104	34,049		Total current liabilities

Total liabilities and shareholders’ equity	99,833	2,444	96	2,368	104,741		Total equity and liabilities

*	The changes of method under French GAAP are described in note 2.6.1

**	The main reclassifications are described in note 2.6.19

2.5	Effects on the closing balance sheet at 31 December 2004

French GAAP balance sheet	Reclassifications*			IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0		1,783		27,589	2.6.9	Goodwill, net
Intangible assets, net	15,904	1,736		(2,789)		14,851		Intangible assets, net
			1,881		(3,151)		2.6.7
			(145)		201		2.6.17
					141		2.6.11
					20
Property, plant and equipment, net	29,034	(1,757)		6		27,283		Property, plant and equipment, net
			(1,881)		281		2.6.12
			124		(153)		2.6.15
					98		2.6.17
					1		2.6.11
					(220)		2.6.20
					(1)
Investments accounted for under the equity method	174	216		(20)		370		Interests in associates and assets held for sale
Non-consolidated investments, net	760	(214)		69		615	2.6.13	Assets available-for-sale
Other long-term assets, net	1,635	0		2,650		4,285		Other financial and non-current assets
					1,706		2.6.5
					760		2.6.18
					184		2.6.14
Deferred income taxes, net	7,118	1,431		920		9,469		Deferred tax assets, net
					998		2.6.10
					360		2.6.10
					(425)		2.6.10
					(70)		2.6.10
					57
Total long-term assets	80,431	1,412		2,619		84,462		Total non-current assets

Inventories, net	579	69		(4)		644		Inventories, net
Trade accounts receivable, less provisions	6,599			(10)		6,589		Trade receivables, net
Deferred income taxes, net	1,431	(1,431)		(0)		0
Prepaid expenses and other current assets	3,833	(3,809)		(24)
		2,723		(28)		2,695		Other receivables
		88		0		88		Current tax assets
		953		(203)		750		Prepaid expenses and other current assets
					(209)
					6
Marketable securities	249	44		19		312		Other financial and current assets
					56		2.6.14
					(37)
Cash and cash equivalents	3,203			(50)		3,153		Cash and cash equivalents

Total current assets	15,894	(1,363)		(300)		14,231		Total current assets

Total assets	96,325	49		2,319		98,693		Total assets

*	The main reclassifications are described in note 2.6.19

French GAAP balance sheet	Reclassifications*		IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,869		0		9,869		Share capital
Additional paid-in capital	12,675				12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)		(11,673)		Retained earnings (deficit)
Net income for the period	2,784		233		3,017		Net Income (loss) for the year
Foreign currency translation adjustment	(6,510)		7,073		563		Foreign currency transaltion adjustment

Shareholders' equity	15,681	0	(1,230)		14,451		Equity attributable to equity holders of France Télécom SA
Minority interests	4,052		(820)		3,232		Minority interests

Shareholders' equity including minority interests	19,733	0	(2,050)		17,683		Total equity

Non-refundable funds and equivalents	5,149	(0)	(5,149)		0
Bonds	32,092		2,130		34,222		Exchangeable or convertible bonds
				3,994		2.6.6
				(97)		2.6.6
				(1,773)		2.6.14
				6
Other long— and medium-term debt less current portion	3,934	116	4,521		8,571		Financial long term debt
				1,508		2.6.5
				547		2.6.4
				706		2.6.18
				1,824		2.6.14
				(64)
Other long-term liabilities	4,458	(4,454)	(4)
		3,260	0		3,260		Provision for employee benefit costs
		618	(1)		617		Provisions
		1,381	(7)		1,374		Other non-current liabilities
		487	1,491		1,978		Deferred tax liabilities
				1,297		2.6.10
				53		2.6.10
				54		2.6.12
				87

Total long-term liabilities	40,484	1,408	8,130		50,022		Total non-current liabilities

Current portion of long— and medium-term debt	7,478	2	(37)		7,443		Current portion of long term debt
				48		2.6.18
				(7)		2.6.14
				(78)
Bank overdrafts and other short-term borrowings	3,886		151		4,037		Bank overdrafts and othershort-term borrowings
				232		2.6.14
				(81)
	0	1,122	50		1,172		Accrued interest payable
		1,082	(41)		1,041		Provisions
Trade accounts payable	7,786		(29)		7,757		Trade payables
	0	2,603	281		2,884		Employee liabilities
				284		2.6.16
				(3)
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		1,869	0		1,869		Other payables
		832	(48)		784		Other current liabilities
	0	425	6		431		Current tax payable
Deferred income taxes, net	285	(287)	2		0
Deferred income	3,592	(1,145)	1,123		3,570		Deferred income
				1,105		2.6.8
				18

Total current liabilities	30,959	(1,359)	1,388		30,988		Total current liabilities

Total liabilities and shareholders' equity	96,325	49	2,319		98,693		Total equity and liabilities

*	The main reclassifications are described in note 2.6.19

2.6	Description of the main IFRS adjustments

Restatements done through a change in accounting policy in the French GAAP accounts

2.6.1	Scope of consolidation

In accordance with IAS 27 - Consolidated and Separate Financial Statements and SIC 12 – Consolidation: Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from 1 January 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TPSA shares, and the special purpose entities set up in connection with trade receivables securitization programmes, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to 31 December 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated 1 August 2003.

First-time consolidation of Tele Invest and Tele Invest II from 1 January 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TPSA held by these entities, a €699 million increase in net goodwill, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in borrowings.

In the 2004 French GAAP income statement, consolidation of these two entities led to recognition of a €43 million goodwill amortization charge and interest expense of €99 million and there had been no movements in the provision for risk previously recorded (€870 million carried in the balance sheet at 31 December 2003), which was written off to equity in the opening balance sheet at 1 January 2004.

In the IFRS income statement, the €43 million additional goodwill amortisation charge has been reversed.

At 1 January 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programmes led to i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net, a €1,718 million decrease in other non-current financial assets and derivative instruments, corresponding to the net value of the retained interests, and a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in bank overdrafts and short-term borrowings and a €4 million increase in shareholders’ equity.

2.6.2	Provisions for pensions and other post-employment benefit obligations

The principles governing the measurement and recognition of pension and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from 1 January 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in CNC press release dated 22 July 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognised previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in provisions for pensions and other post-employment benefit obligations.

2.6.3	Loyalty programmes

Following adoption of Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated 13 October 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programmes with a contract renewal obligation is the same as that for programmes without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at 1 January 2004 is a €297 million reduction in equity (before the €102 million positive deferred tax effect). This accounting policy has been maintained in the IFRS accounts.

Other adjustments

2.6.4	Commitments to purchase minority interests (put options)

As explained in Notes 3.18 and 2.1, based on IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation in their current, commitments to purchase minority interests and put options granted to minority shareholders are recognised in debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to equity holders of France Télécom SA.

The impact on the opening balance sheet at 1 January 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a negative impact on the net income for €69 million.

The impact on equity at 31 December 2004 amounts to €547 million, primarily concerning Orange Slovensko.

2.6.5	France Télécom SA tax loss carryback receivable

In the French GAAP accounts, sales by France Télécom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the credits from the balance sheet. This accounting treatment does not comply with IAS 18 – Revenue. Consequently, the carryback receivables have been re-reinstated in the opening IFRS balance sheet at 1 January 2004 and a liability has been recognised in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State to the financial institution.

In the opening balance sheet at 1 January 2004, recognition of the tax loss carryback receivables has the effect of increasing (i) receivables by €1,706 million, (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the credits (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million), and (iii) equity by €275 million (€177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the debt for 2004.

In the closing balance sheet at 31 December 2004, the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding debt totals €1,508 million, and the unamortized portion of the debt recognised in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

2.6.6	Hybrid financial instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second half of 2004 are therefore recognised based on their liability and equity components.

Perpetual bonds redeemable for shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognised as a financial liability and an equity instrument in the IFRS accounts. The component recognised in equity in the opening IFRS balance sheet at 1 January 2004 amounts to €1,267 million (versus €4,031 million recognised infinancial debt). In addition, the effect of applying the amortised cost method impacts equity for €18 million. The net effect on opening equity is therefore €1,249 million. At 31 December 2004, the instrument’s equity component amounts to €1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from equity corresponding to the effect of applying the amortised cost method. The total effect at 31 December 2004 is therefore €1,155 million on equity and €3,994 million on debt. Lastly a deferred tax liability has been recognised for €450 million at 1 January 2004 and €425 million at 31 December 2004.

Bonds convertible into or exchangeable for new or existing shares (OCEANEs)

At 31 December 2004, the effect on equity of the OCEANEs issued during the second half of the year amounts to €97 million. A deferred tax liability of €32 million has been recognised at 31 December 2004.

2.6.7	Customer list amortisation

Market shares acquired in business combinations that are recognised in the French GAAP accounts were analysed under US GAAP as corresponding to the value of customer lists, amortisable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognised in the French GAAP accounts – which were not amortised – have been reclassified as customer lists and recorded net of amortisation.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at 1 January 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Télécom SA) and €3,100 million at 31 December 2004 (including a €2,472 million deduction from equity attributable to share holders of France Télécom SA) .

In the 2004 IFRS income statement, the effect is an increase in amortisation of intangible assets of €582 million.

Customer list amortisation also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 2.6.17).

2.6.8	Revenue

The effect on equity in the opening IFRS balance sheet at 1 January 2004 of IFRS adjustments to revenue – except for the loyalty programme effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This effect corresponds mainly to the deferral over the average life of the contractual relationship of fixed wire telephone service connection fees.

Revenue in the 2004 IFRS income statement is €782 million lower than the French GAAP figure, due mainly to changes of appreciation in revenue recognition and the presentation changes described below.

Changes on the revenues recognition accounting policy

•	Deferred recognition of revenues corresponding to initial fixed wire telephone service connection fees: negative effect of €80 million.

•	Positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

Presentation of certain expenses as a deduction from revenue

•	Reclassification as a deduction from revenue of content and other provider expenses, mainly in respect of special premium-rate numbers: negative effect of €352 million.

•	Recognition of revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million.

•	“Service Level Agreement” penalties paid in the fixed wire telephony business: negative effect of €16 million.

All of these items are recognised as an expense according to French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at 31 December 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferred connection fees in the fixed wire telephone service over the average life of the contractual relationship.

2.6.9	Goodwill amortisation and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to 1 January 2004. Under IFRS 3 – Business Combinations, effective from 1 January 2004, goodwill is not amortised, leading to a €1,773 million positive effect on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at 1 January 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortisation expense in the 2004 French GAAP accounts.

2.6.10	Deferred taxes

The main effects on the opening IFRS balance sheet at 1 January 2004 related to deferred taxes are as follows:

•	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

•	Under IAS 12, deferred tax liabilities are recognised on all intangible assets acquired in business combinations (trade marks and customer lists). Deferred tax liabilities recognised in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trade marks and €206 million for customer lists.

•	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

•	Deferred tax liability of €450 million from the of the liability and equity components of TDIRAs (excluding the amortised cost effect).

•	Deferred tax asset of €346 million related to the change of revenue recognition policy.

•	Deferred tax asset of €177 million on provisions for pensions and other post-employment benefits.

•	Deferred tax asset of €102 million related to loyalty programmes.

•	Deferred tax liability of €98 million on the tax loss carryback receivables.

•	Deferred tax liability of €54 million related to the effects of the other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the reversal of the provision recorded for discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At 31 December 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

•	Deferred tax liability of €1,297 million on trade marks (including a €1,285 million impact on equity attributable to equity holders of France Télécom SA) and €54 million on customer lists.

•	Deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortised cost method) and €32 million on the OCEANEs.

•	Deferred tax assets of €360 million on revenue recognition adjustments.

•	Deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes.

•	Deferred tax liability of €70 million on the tax loss carryback receivables.

•	Deferred tax liability of €52 million related to the effects of the other adjustments.

2.6.11	Development costs

Under French GAAP, research and development costs are recognised as an expense for the period in which they are incurred. According to IFRS, development costs meeting the required criteria are capitalised and amortised.

In the opening IFRS balance sheet at 1 January 2004, an amount of €128 million, corresponding to cumulative development costs (€212 million) less accumulated amortisation (€84 million) has been recognised in assets, leading to an increase in equity in the same amount.

In the 2004 IFRS income statement, the effect is an €86 million increase in gross operating margin and a €25 million increase in operating income.

In the IFRS balance sheet at 31 December 2004, capitalised development costs amount to €142 million (corresponding to a gross value of €260 million less accumulated amortisation of €118 million).

2.6.12	Property, plant and equipment

In the opening IFRS balance sheet at 1 January 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing tangible assets by €293 million (€237 million after tax).

•	Unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the net book value of tangible assets, leading to a reduction in equity in the same amount.

In the 2004 IFRS income statement:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing amortisation expense by €51 million, affecting operating income.

•	The change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

In the IFRS balance sheet at 31 December 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the net book value of tangible assets by €281 million (€236 million after tax).

•	Elimination of unamortized capitalised interest has the effect of reducing the net book value of tangible assets by €153 million, compared with the French GAAP amount.

•	The effect on impairment losses on Equant and intangible assets is described in Note 2.6.17.

2.6.13	Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognised in the income statement for assets held for trading and in equity for available-for-sale financial assets. In addition, when there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at 1 January 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares.

Gains and losses arising from remeasurement at fair value recognised in the 2004 IFRS income statement represent a net loss of (€83 million), including a (€22 million) net loss on mutual fund units, the (€40 million) negative effect of cancelling the provision reversal on Bull shares, and the (€30 million) negative effect of cancelling the provision reversal on Optimus shares.

In 2004, the effect of recognising directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative (€11 million).

The effect of the adjustments on equity at 31 December 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

2.6.14	Derivative instruments and interest rate and currency hedges

Group policy consists of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, derivative instruments are measured at fair value in the balance sheet . Financial instruments that fulfil the documentation and effectiveness criteria described in Note 3.15, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognised in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at 1 January 2004, application of IAS 39 to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €53 million negative effect on equity. The effect of recognising derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Télécom SA. This corresponds to gains of €88 million on derivatives not recognised in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognised in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognised as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the gain not recognised in the French GAAP figures while measurement of Equant contingent value rights certificates (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at 31 December 2004, application of IAS 39 has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognising derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a (€130 million) reduction in equity at the level of France Télécom SA. This corresponds to gains of €25 million on derivatives not recognised in the French GAAP accounts and a (€155 million) negative effect on cash flow hedge reserves recognised in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognised in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at 1 January 2004 and €1,780 million at 31 December 2004. Under IFRS, foreign currency debt is converted at the period-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analysed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

•	In “Financial debt long-term for €1,352 million at 1 January 2004 (€1,824 million at 31 December 2004)

•	In “Other non-current financial assets “ for €436 million at 1 January 2004 (€184 million at 31 December 2004)

•	In “Bank overdrafts and other short-term borrowings” for €285 million at 1 January 2004 (€232 million at 31 December 2004)

•	In “Other current financial assets “ for €146 million at 1 January 2004 (€56 million at 31 December 2004).

2.6.15	Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognised at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortised over the debt term by the effective interest method (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at 1 January 2004, recognition of financial liabilities at amortised cost (excluding carryback effect) has the effect of reducing equity by (€100 million). Of the total, (€95 million) concerns France Télécom SA, including (€18 million) arising from application of the amortised cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at 31 December 2004, recognition of financial liabilities at amortised cost (excluding carryback) has the effect of reducing equity by (€182 million). The amount at the level of France Télécom SA is (€187 million), including an (€81 million) effect on equity arising from application of the amortised cost method to perpetual bonds redeemable for shares (TDIRAs).

2.6.16	Stock options and employee share issues

Stock options

Under French GAAP, no compensation expense is recognised on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at 1 January 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at 1 January 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million has been reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group is no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognised in equity for equity-settled plans and €27 million recognised in debt for cash-settled plans.

Employee share issues

Following the sale of shares to outside investors, Pages Jaunes carried out an employee rights issue.

Following the sale by the State of 10.85% of France Télécom SA’s capital, the State offered shares to current and former France Télécom Group employees in accordance with the Privatisation Act of 6 August 1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Télécom Group employees) has been determined based on the fair value of the rights to shares at the grant date, taking into account the restriction period. In the 2004 IFRS income statement, the effect is an additional charge of (i) €190 million in respect of the State’s share offer and (ii) €16 million in respect of the Pages Jaunes rights issue.

2.6.17	Impairment of Equant tangible and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortisation of the Equant customer lists, recognised in equity in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

2.6.18	In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Télécom SA and Orange under cross-leases with separate third parties (QTE lease) are offset.

In the IFRS balance sheet, the deposits (€1,253 million at 1 January 2004 and €754 million at 31 December 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

The net profit recognised on the Orange finance leases (€122 million at 1 January 2004 and €116 million at 31 December 2004) is reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the IFRS figures.

2.6.19	Main reclassifications

2.6.19.1	Main balance sheet reclassifications

Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at 1 January 2004. At 31 December 2004, minority interests included in equity amounted to €4,052 million.

Other	balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at 1 January 2004 – in addition to the one described above – are as follows:

•	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified as an intangible asset for €1,896 million (€1,881 million at 31 December 2004).

•	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as tangible assets for €183 million (€124 million at 31 December 2004).

•	Other receivables and prepaid expenses in the French GAAP balance sheet have been analysed mainly between four captions, as follows:

•	In “Other receivables” for €2,131 million (€2,723 million at 31 December 2004)

•	In “Current tax assets” for €65 million (€88 million at 31 December 2004)

•	In “Prepaid expenses and other current assets” for €1,103 million (€953 million at 31 December 2004).

•	In “Other current financial assets “ for €156 million (€44 million at 31 December 2004).

•	Other medium- and long-term debt in the French GAAP balance sheet has been analysed mainly between four captions, as follows:

•	In “Non-current provision for employee benefit costs” for €3,040 million (€3,260 million at 31 December 2004).

•	In “Long-term provisions” for €1,139 million (€618 million at 31 December 2004).

•	In “Other non-current liabilities” for €324 million (€241 million at 31 December 2004).

•	In “Deferred tax liabilities” for €230 million (€200 million at 31 December 2004).

•	Accrued expenses and other payables in the French GAAP balance sheet have been analysed mainly between six captions, as follows:

•	In “Bank overdrafts and short-term borrowings” for €2,077 million, corresponding to the Equant contingent value rights certificates (CVGs) redeemed in 2004.

•	In “Accrued interest” for €1,324 million (€1,122 million at 31 December 2004).

•	In “Short-term provisions” for €1,299 million (€1,082 million at 31 December 2004).

•	In “Current employee benefit costs” for €3,250 million (€2,603 million at 31 December 2004).

•	In “Other payables” for €1,374 million (€1,866 million at 31 December 2004).

•	In “Current tax payable” for €406 million (€425 million at 31 December 2004).

•	Other current liabilities in the French GAAP balance sheet are recognised mainly in “Other current liabilities”.

•	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Deferred tax assets short-term net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

•	Non-operating deferred income, reported in the French GAAP balance sheet under deferred income, has been reclassified as “Other non-current liabilities” for €1,244 million (€1,145 million at 31 December 2004). This amount includes civil engineering work invoiced in advance in connection with the disposal of cable networks (€0.6 billion).

2.6.19.2	Main income statement reclassifications

In addition to the IFRS adjustments restatements described above (concerning revenue recognition, capitalisation of development costs, proportional consolidation of Sonatel, etc.) certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern profit from operations, as follows:

•	Employee profit sharing is reported under “Employee benefit expenses”.

•	Exceptional amortisation of goodwill is reported under “Impairment of goodwill”.

The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

•	In “Other operating income and expenses” for (€93 million).

•	In “Wages and employee benefit expenses” for (€69 million).

•	In “Share-based compensation “ and “Employee profit-sharing” for (€68 million).

•	In “Impairment of tangible and intangible assets” for (€431 million) .

•	In “Disposals of assets” for €846 million

•	In “Restructuring costs” for (€181 million).

Gains and losses on disposals of assets reported in the 2004 French GAAP income statement represented a net profit of €644 million. The amount of €922 million reported in the IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in profits on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation and amortisation of actuarial adjustments in the early retirement plan.

2.6.20	Sonatel

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries (previously fully consolidated) led to the integration, in the opening IFRS consolidated balance sheet at 1 January 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method has no impact on either profit or equity attributable to equity holders of France Telecom SA.

2.7	Effects on debt

2.7.1	Effects on net debt

According to French GAAP, the Group defines net financial debt as total debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (CNC) in recommendation 2004-R-02 on the presentation of IFRS financial statements:

Net debt corresponds to the total of financial debt (converted at the period-end exchange rate), less derivative instruments carried in assets, less cash collateral paid on derivative instruments, plus derivative instruments carried in liabilities, plus cash collateral received on derivative instruments, plus accrued interest, less cash and cash equivalents and less deposits paid on certain specific transactions (if the related debt is included in total debt). The effect of applying IFRS on net financial debt at 31 December 2004 and 1 January 2004 is summarised below:

(in millions of euros)	Note	31 December 2004	1 January 2004
Net debt under French GAAP (1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II (1)		—	2,155
Consolidation of special purpose entities (trade receivables securitizations) (1)		—	1,422

Net debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744
Effect of reclassifying part of the debt related to of perpetual bonds redeemable for shares (TDIRAs)	2.6.6	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible into or exchangeable for new shares or existing shares (OCEANEs) (2)	2.6.6	(97)	—
Debt attached to carryback receivable securitization	2.6.5	1,508	1,431
Equant Contingent Value Rights Certificates (CVGs) (2)		—	2,049
Commitments to purchase minority interests (put options)	2.6.4	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral (3)		(1,068)	(866)
Bonds redeemable for STM shares (4)		(56)	52
Other		(15)	(39)

Net debt under IFRS		49,923	56,693

(1)	Tele Invest and Tele Invest II and the special purpose vehicles set up in connection with the securitization programmes were consolidated in the French GAAP accounts at 31 December 2004 and their financial debt are therefore included in net debt determined according to French GAAP.

(2)	Under IFRS, the Equant Contingent Value Rights Certificates (CVGs) are qualified as derivative instruments and are therefore included in debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on 8 July 2004 for a total of €2,015 million.

(3)	Under French GAAP, financial debts are converted at the hedging rate and currency derivatives are therefore automatically included in net debt. Under IFRS, all derivative instruments are recognised in the balance sheet and measured at fair value (see Note 2.17). The Group has decided to classify all of these derivative instruments in net debt, because they are for the most part held as hedges of financial debts. The cash collateral paid or received in response to margin calls is closely linked to the derivatives and therefore also included in net debt.

(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€390 million at 31 December 2004 versus €498 million at 1 January 2004).

2.7.2	Balance sheet items included in net debt under IFRS

			Of which amounts included in calculation of net debt
IFRS BALANCE SHEET DETAIL (in millions of euros)	At 1 January 2004	At 31 December 2004	At 1 January 2004	At 31 December 2004
Other financial and non current assets	4,829	4,285
o/w Non-current derivative instruments	436	184	436	184
Cash collateral paid	910	1,129	910	1,129
In-substance defeasance deposits and cross-leases (“QTE”)	1,253	760	1,253	760
Carryback credits and accrued interest	2,230	2,212	0	0
Other financial and current assets	2,189	312
o/w Current derivative instruments	146	56	146	56
Assets held for trading	1,885	240	1,885	240
Accrued interest	8	0	8
Related receivables	150	16
Cash and cash equivalents	3,370	3,153	3,370	3,153

Assets included in the calculation of net debt			8,008	5,522

Exchangeable or convertible bonds	39,360	34,222	39,360	34,222
Financial long term debt	9,643	8,571	9,643	8,571
Current portion of long term debt	9,116	7,443	9,116	7,443
Bank overdrafts and short-term borrowings	5,268	4,037	5,268	4,037
Accrued interest payable	1,314	1,172	1,314	1,172

Liabilities included in the calculation of net debt			64,701	55,445

NET DEBT			56,693	49,923

2.8	Effects on the 2004 statement of cash flows

	Period ended 31 December 2004
(in millions of euros)	French GAAP	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)
Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)
Net cash used in financing activities	(7,423)	(7,346)	77	77
Net change in cash and cash equivalents	(169)	(240)	(71)	(71)
Effect of exchange rate changes on cash and cash equivalents	22	23	1	1

Cash and cash equivalents at beginning of period	3,350	3,370	20	20

Cash and cash equivalents at end of period	3,203	3,153	(50)	(50)

Applying IFRS has no effect on cash and cash equivalents, except for the (€50 million) reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis for the preparation of the financial statements

The preparation of financial statements in accordance with IFRS requires France Telecom management to make estimates and apply assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Certain IFRSs offer alternative methods of measuring and recognising assets and liabilities. The Group has chosen:

•	To continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories.

•	To measure tangible and intangible assets using historical cost as deemed cost instead of remeasuring tangible and intangible assets at fair value at each closing.

•	Not to capitalise interest expense incurred during the construction and acquisition period of tangible and intangible assets, as provided for under IAS 23 – Borrowing Costs.

•	Recognise actuarial gains and losses on pension and other post-employment benefit obligations as from 1 January 2004 according to the corridor method. This method consists of recognising a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (I) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

•	Continue to consolidate jointly-controlled companies using the proportional proportionate (PROPORTIONAL EST LE TERME CONSACRE) method, as provided for in IAS 31 – Interests in Joint Ventures.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting policies methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

3.2	Consolidation

•	Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated.

•	Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully-consolidated subsidiaries that are not wholly-owned, indirect minority interests in these subsidiaries are recognised separately in the France Télécom consolidated financial statements.

•	Companies over which France Télécom exercises significant influence (generally corresponding to an ownership interest of 20 to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the period-end.

•	In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

Material intercompany transactions and balances are eliminated in consolidation.

3.3	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro – except for those subsidiaries operating in hyperinflationary economies – are translated into euros as follows:

•	Assets and liabilities are translated at the period-end exchange rate.

•	Income statement items are translated at the average rate for the period.

•	Differences arising from the use of these different rates are recorded as a separate component of equity.

The financial statements of subsidiaries that operate in hyperinflationary economies and whose functional currency is also hyperinflationary are adjusted for the effects of inflation prior to translation into euros as follows:

•	Non-monetary assets, liabilities, income, expenses and cash flows are adjusted for inflation based on the change in the general price index over the period from the initial transaction date to the period-end.

•	The exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognised in the income statement under exchange gains and losses.

The financial statements adjusted for inflation as explained above are then translated into euros as follows:

•	Assets, liabilities, income, expenses and cash flows for the period are translated at the period-end rate.

•	Differences arising from translation at the period-end rate of assets and liabilities carried in the opening balance sheet are recorded as a separate component of equity.

3.4	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21—The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the period-end exchange rate and the differences arising from remeasurement are recorded in the income statement:

•	In operating income for commercial transactions.

•	In financial income or finance costs for financial transactions.

Derivative instruments are measured and recognised in accordance with the general principles described in Note 3.15. Currency derivatives are recognised in the balance sheet at fair value. Gains and losses arising from remeasurement at fair value are recognised:

•	In operating income for fair value hedges of commercial transactions.

•	In investment income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

3.5	Presentation of the financial statements

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortisation and impairment losses.

Under IFRS, operating income corresponds to net profit before:

•	Financial income

•	Finance costs

•	Income taxes

•	Profits and losses of discontinued operations and operations held for sale.

Gross operating margin corresponds to operating income before:

•	Employee profit-sharing

•	Share-based compensation

•	Depreciation and amortisation expense

•	Impairment of goodwill and other non-current assets

•	Disposal of assets

•	Restructuring costs

•	Share of profits (losses) of associates

•	Impairment of goodwill on associates.

3.6	Revenues

Revenues from France Télécom activities are recognised and presented as follows, in accordance with IAS 18 - Revenue:

Equipment sales

Revenues from equipment sales are recognised when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognised when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 –Determining Whether An Arrangement Contains A Lease, which the Group has opted to adopt early effective from 1 January 2004, the equipment for which a right of use is granted is analysed in accordance with IAS 17 - Leases.

Equipment lease revenues are recognised on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenues

Telephone service and Internet access subscription fees are recognised in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognised in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use - IRU) are recognised on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special number for Internet dial-up) are recognised net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognised net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Cooperative advertising agreements with certain specific suppliers are recognised in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognised in revenues for cooperative advertising agreements.

Revenues from Internet advertising and from the sale of advertising space in on-line directories are recognised over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognised when the directory is published.

Separable components of packaged offers and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (mobile telephone or modem) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analysed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognised in full over the life of the contract. The main example is connection to the service; this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognised over the average expected life of the contractual relationship.

Complex contracts

France Télécom offers customized solutions to its business customers. The related contracts are analysed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Télécom under these contracts and any upfront commissions paid to the customer are recognised in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue is spread over the fixed, non-cancellable period.

Loyalty programmes

Loyalty programmes consist of granting future benefits to customers (such as free communications and product discounts) in exchange for current use of the service (volume-based incentives).

Two types of loyalty programme exist, with and without a contract renewal obligation. For both types of programme, the Group defers part of the invoiced revenue over the period of acquisition of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from exchanges of services barter transactions are recognised only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. Fair value is estimated by reference to non-barter sales, corresponding to sales of equivalent goods or services by the Group to other buyers on the same terms, the fair value of which can be reliably measured. If fair value cannot be reliably estimated, the transaction is recognised at the book value of the asset given in the exchange or at a nil value.

Call termination from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until 31 December 2004 have been analysed as an exchange of goods and services, the fair value of which is not determinable for the year ended 31 December 2004, and no revenue has been recognised on these calls.

3.7	Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty programme costs, are recognised as an expense for the period in which they are incurred. Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred

3.8	Borrowing costs

The Group has opted not to capitalise interest expense for the period of construction and acquisition of tangible and intangible assets, as allowed under IAS 23 – Borrowing Costs.

3.9	Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other share issuance costs are recorded as an expense.

3.10	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into the conversion into ordinary shares of potentially dilutive instruments outstanding at the period-end. These include stock options backed by a liquidity contract set up by the Group in favour of Orange option holders and Wanadoo stock options. Diluted earnings per share is calculated based on earnings per share attributable to the equity holders of France Télécom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. If the Group reports a loss, diluted loss per share represents the same amount as the basic loss. To permit direct year-on-year comparisons, the weighted average number of shares outstanding for the reporting year and the other years presented is adjusted for the effect of any shares issued at a discount to market price. Treasury stock deducted from consolidated equity is not taken into account in the calculation of basic or diluted earnings per share

3.11	Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, and the Group’s equity in the fair value of the underlying net assets at the date of acquisition.

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated. In certain cases, CGUs may be combined if the combined CGUs represent the lowest level as which management monitors return on investment. A Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment in the case of Poland. Management considers that this level of analysis reflects:

•	The characteristics of the business or market (technology, brand, subscriber-base, marketing) shared by all the entities for which the related goodwill is being measured.

•	Resources (IT platforms, R&D, management, financing resources) shared among the entities concerned, leading to synergies.

•	The level at which management monitors the return on investment in acquired businesses. France Télécom pays a premium to acquire strategic businesses that can be combined with existing businesses within consistent units in order to enhance the expanded unit’s development potential.

To determine whether goodwill has been impaired, the consolidated net book value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, licence renewal assumptions and forecast trading conditions, as follows:

•	Cash flow projections are based on the five-year business plan.

•	Cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next three years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market.

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined on the basis of the fair value net of costs to sell.

3.12	Intangible assets

Intangible assets, consisting mainly of trade marks, customer lists, licences, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally-developed trade marks and customer lists are not recognised in intangible assets.

Trade marks

Trade marks have an indefinite useful life and are not amortised, but are tested for impairment (see Note 3.14).

Customer lists

Customer lists are amortised over the expected life of the commercial relationship, estimated at 4 to 5 years.

Licences

Licences to operate mobile telephone networks are amortised on a straight-line basis over the licence period from the date when the network is technically ready and the service can be marketed. The third generation mobile licence (UMTS) in France is stated at an amount corresponding to the fixed portion of the operating fee due when the licence was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognised as an intangible asset when the following can be demonstrated:

•	The intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose.

•	How the intangible asset will generate probable future economic benefits for the Group.

•	The Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria are expensed as incurred. Development costs recognised as an intangible asset are amortised on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortised on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortised on a straight-line basis over the expected period of use, not to exceed five years.

Other development costs

An intangible asset is recognised for website development costs when all of the following conditions are met:

•	It is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it.

•	The website will generate probable future economic benefits.

•	The Group is capable of measuring reliably the expenditure attributable to the website during its development.

Website development costs are recorded in expenses or recognised as an intangible asset depending on the development phase:

•	Initial design costs are expensed as incurred.

•	Qualifying development and graphic design costs are recognised as an intangible asset.

•	Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and it can be reliably estimated and attributed to the website.

3.13	Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognised as an asset when France Télécom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibres or dedicated wavelength bandwidth, and the duration of the right covers the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract. IRUs that do not fulfil the above criteria are accounted for as service contracts.

Government grants

France Télécom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local or regional governments. These grants are deducted from the cost of the related assets and recognised in income statement, based on the pattern in which the asset’s expected economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Télécom (finance leases) are recorded in tangible assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Télécom when:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term.

•	The Group has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

•	The lease term is for the major part of the economic life of the asset even if title is not transferred.

•	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Télécom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Tangible assets are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years

Switching, transmission and other network equipment	5 to 10 years

Cables and public infrastructure	15 to 20 years

Computer hardware and software	3 to 5 years

Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognised prospectively.

3.14	Impairment of non-current assets

Under IAS 36 – Impairment of Assets, long-lived assets must be tested for impairment when there is an indication that they may be impaired. Indicators are reviewed at least at each closing date.

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognised. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use .

Each asset or group of assets is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognised impairment loss is equal to the difference between its net book value and recoverable amount .

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

3.15	Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognised in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognised initially at fair value and are subsequently measured at amortised cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognised in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognised in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

At each balance sheet date, the Group assesses whether there is any objective evidence that available-for-sale assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognised in the income statement.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognised initially at fair value and are subsequently measured at amortised cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates. The remeasurement has the effect of increasing or reducing the effective interest rate and, consequently, the carrying value of the loan or receivable.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognised in the income statement.

Assets held for trading

Assets held for trading are assets that the Group acquired principally for the purpose of selling them in the near term in order to realise a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets held for trading, consisting mainly of mutual fund units, are carried in the balance sheet under “Other current financial assets and derivative instruments” .

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment. Cash and cash equivalents comprise cash available on demand and short-term investments with maturities generally of three months or less at the date of purchase. They are stated at historical cost which is close to their realizable value.

Measurement and recognition of financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognised at fair value and subsequently measured at amortised cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognised at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortised over the life of the debt, by the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognised liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognised in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognised in income statement.

Derivative instruments may be designated as fair value hedges or cash flow hedges:

•	A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk and could affect profit or loss.

•	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

•	At the inception of the hedge, there is formal designation and documentation of the hedging relationship.

•	At the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

•	For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognised in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognised in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

•	For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognised in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognised in profit or loss. Amounts recognised directly in equity are subsequently recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

3.16	Inventories

Inventories are stated at the lower of cost and net realisable value, taking into account expected revenues from the sale of packages comprising a mobile hand-set and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

3.17	Deferred taxes

In accordance with IAS 12 – Income Taxes, deferred taxes are recognised for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, by the liability method. Deferred tax assets are recognised only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognised in business combinations (trade marks, customer lists).

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•	The Group is able to control the timing of the reversal of the temporary difference; and

•	It is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognised for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

3.18	Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in shareholders’ equity.

Based on IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognised as a financial debt and as a reduction in minority interests. When the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Télécom SA.

3.19	Provisions

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognised when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The amount recognised as a provision corresponds to the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Contingent liabilities – corresponding to probable obligations that are not recognised because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, and to probable obligations that are not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation – are disclosed in the notes to the financial statements.

Provisions for restructuring costs are recognised only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.

Provisions are discounted when the discounting adjustment is material.

Statutory training rights (DIF)

No provision is recorded for the cost of training courses followed by employees at their own initiative. However, the notes to the consolidated financial statements include disclosures of the cumulative number of hours’ training entitlement at the year-end and the unused portion of the vested entitlement.

In the limited number of cases (request for training leave, redundancy or resignation- CIF) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

3.20	Pension and other post-employment benefit obligations

Post-employment benefit plans

•	Civil service pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil service and military pension plan. France Télécom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Télécom has no obligation to fund any future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•	Long- service awards and other retirement benefits

Under the laws of certain countries, employees are entitled to a lump sum payment when they complete a number of years’ service or when they retire. The amount of these payments depends on their years of service and end-of-career salary.

•	Other pension plans

Employees are also entitled to pension benefits under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

•	Other post-retirement benefits

France Télécom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Actuarial gains and losses arising since 1 January 2004 are recognised by the corridor method. This method consists of recognising a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

•	Early-retirement plan in France

France Télécom has set up an early-retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on 31 December 2006, France Télécom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. They also receive a lump-sum payment which is equal to one year’s salary if they take early-retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump sum benefits payable on termination of service and a provision is recognised for the obligation, based on actuarial assumptions.

•	Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognised in profit or loss for the period when the assumptions are revised.

3.21	Share-based payments

In accordance with IFRS 2 – Share-Based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Following the sale by the State of 10.85% of France Télécom SA’s capital, the State offered shares to current and former France Telecom Group employees in accordance with the Privatisation Act of 6 August 1986. The grant date was taken to be the date when the main terms of the plan were announced to employees, as stipulated in the press release issued by the French standard-setter (CNC) on 21 December 2004 on the topic of employee share ownership plans. Since the related benefits vested immediately (the vesting period being very short or non-existent), the related compensation expense was recognised in full in 2004. The amount of the recognised expense corresponds to the fair value of the rights at the date of grant, taking into account the restriction period. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognised in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

The Group has opted for retrospective application of IFRS 2 to equity- and cash-settled plans. Plans issued prior to 31 December 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes options pricing model. Effective from 1 January 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.

3.22	Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 4 – ADDITIONAL PRO FORMA INFORMATION

Following the changes in the Group’s management structure, effective 1 January 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organisation applicable in 2005.

The Group’s four reportable business segments are:

•	Home: Residential Communications Services, corresponding to the businesses previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators”, Wanadoo and the Polish and international fixed line businesses.

•	Personal: Personal Communications Services, corresponding to the Orange business and the mobile telephone services offered by TP SA and its subsidiary Centertel or by international service providers.

•	Enterprise: Enterprise Communications Services, corresponding to enterprise services in France previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators” and global enterprise services (Equant).

•	Directory Services, corresponding to the PagesJaunes sub-group (Yellow Pages).

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies. The use of shared resources is taken into account in segment operating income based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of gross operating margin of the service user.

Segment operating income corresponds to operating income, excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has five geographic segments, including the three main geographic markets (France, Poland, the United Kingdom) where it has a stable position, the Rest of Europe and the Rest of the World.

The following analysis does not include all of the information required to be disclosed under IAS 14 – Segment Reporting.

4.1	Analysis by business segment

The following table shows information by business segment for the period ended 31 December 2004:

(in millions of euros)	Home	Personal	Enterprise	Directories	Eliminations	Group total
2004
Net revenue	22,440	20,564	8,235	978	(6,059)	46,158
- External	17,814	19,521	7,858	965		46,158
- Inter-segment	4,626	1,043	377	13	(6,059)	0

Gross operating margin	7,401	8,076	2,039	407	—	17,923
Employee profit-sharing	(156)	(72)	(22)	(30)	—	(280)
Share-based compensation	(212)	(124)	(38)	(25)	—	(399)
Depreciation and amortisation	(3,935)	(3,388)	(657)	(10)	—	(7,990)
Impairment of goodwill	—	—	(534)	—	—	(534)
Impairment of assets	10	(5)	(184)	—	—	(179)
Disposal of assets						922
- Allocated by segment	194	55	71	—	—	320
- Not allocable						602
Restructuring costs	(134)	(15)	(32)	—	—	(181)
Share of the profit (loss) of associates	17	—	12	1	—	30

Operating income						9,312
- Allocated by segment	3,185	4,527	655	343	—	8,710
- Not allocable						602
Finance income						192
Finance costs						(3,817)
Income tax expense						(2,477)

Net income						3,210

CAPEX	2,051	2,702	388	8	(8)	5,141

4.2	Analysis by geographic segment

(in millions of euros)	Period ended 31 December 2004
Revenue contribution	46,158
France	27,446
United Kingdom	6,241
Poland	4,082
Other countries of Europe	4,657
Rest of World (1)	3,732

(1)	Including all Equant Group companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information